FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 20 June 2016

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Issued: Monday 20 June 2016, London UK - LSE Announcement

FULFIL study shows superiority of closed triple combination therapy FF/UMEC/VI versus Symbicort® Turbohaler® in improving lung function and health-related quality of life in COPD patients

- Data supports regulatory submission by GSK in Europe by end of 2016
- GSK's US filing plans remain on track with submission also expected by end of 2016

GlaxoSmithKline plc (LSE/NYSE: GSK) and Innoviva, Inc. (NASDAQ: INVA) today announced positive top-line results from the pivotal phase III FULFIL study of the investigational once-daily 'closed' triple combination therapy, fluticasone furoate/umeclidinium/vilanterol (FF/UMEC/VI: a combination inhaled corticosteroid, long-acting muscarinic antagonist, long-acting beta agonist), in patients with chronic obstructive pulmonary disease (COPD).

The study met its two co-primary endpoints, demonstrating statistically significant improvements compared with twice-daily Symbicort® Turbohaler® (budesonide/formoterol 400/12mcg) in both lung function as measured by trough FEV1 (171mL, 95% confidence interval [148, 194] p<0.001), and health-related quality of life as measured by the St. George's Respiratory Questionnaire (SGRQ) (-2.2 units, 95% confidence interval [-3.5, -1.0] p<0.001), at the end of the 24-week study period. The proportion of patients who responded with the minimum clinically important difference in SGRQ (-4 units) was 50% on FF/UMEC/VI and 41% on budesonide/formoterol.

The safety profile of the closed triple combination at both 24 weeks and the 52-week extension was consistent with the known profile of the individual medicines and their combinations. At 24 and 52 weeks, the most common adverse events across both treatment arms were nasopharyngitis, headache and COPD worsening.

At 24 weeks, the incidence of investigator-reported serious adverse events was 5.4% and 5.7% for FF/UMEC/VI and budesonide/formoterol, respectively, of which the incidence of worsening of COPD was 1.3% and 2.3%; for pneumonia was 1.0% and 0.3%; and for cardiac disorders was 0.3% and 1.0%, respectively.

At 52 weeks, the incidence of investigator-reported serious adverse events was 10.0% for FF/UMEC/VI and 12.7% for budesonide/formoterol, respectively, of which the incidence of worsening of COPD was 2.4% and 9.1%; for pneumonia was 1.9% and 1.8%; and for cardiac disorders was 1.4% and 0.9%, respectively.

Dave Allen, Head of Respiratory R&D at GSK, said: "We are delighted with the outcome of the FULFIL study, which marks a further step towards making this closed triple combination therapy available to appropriate patients with COPD. Triple combination therapy is already a reality for many patients with COPD and is dispensed in multiple inhalers. By combining three medicines in a single inhaler we can offer a convenient, once-daily dosing option to patients while improving their symptoms."

Mike Aguiar, CEO of Innoviva, Inc, commented: "With the FULFIL study, we have shown meaningful improvements in lung function and health-related quality of life when combining three COPD medicines in a single inhaler, compared to the dual therapy of budesonide/formoterol. If approved, a once-daily triple combination would be an important addition to our portfolio of combination respiratory products partnered with GSK including Relvar®/Breo® Ellipta® and Anoro® Ellipta."

Findings from the FULFIL study support GSK's plans for an EU regulatory submission of the closed triple combination therapy for COPD which is expected by the end of 2016.

As announced on 2 June 2016, GSK also intends to submit a New Drug Application for the closed triple combination therapy in COPD to the US Food and Drug Administration (FDA) by the end of 2016.

The closed triple therapy is a combination of three medicines: fluticasone furoate (FF), an inhaled corticosteroid (ICS), umeclidinium (UMEC), a long-acting muscarinic antagonist (LAMA) and vilanterol (VI), a long-acting beta2-adrenergic agonist (LABA) delivered once-daily in GSK's Ellipta® inhaler. The FULFIL study compared FF/UMEC/VI with budesonide and formoterol, an ICS/LABA combination delivered twice-daily in the Turbohaler dry powder inhaler.

Full results from the FULFIL study, including data from secondary endpoints and the 52-week extension study, will be submitted for presentation at a scientific congress.

About FULFIL
FULFIL (Lung FUnction and quality of LiFe assessment in COPD with closed trIpLe therapy) was a randomised, double-blind, double-dummy, parallel group multicentre study evaluating once-daily FF/UMEC/VI (100mcg/62.5mcg/ 25mcg) inhalation powder versus twice-daily budesonide/formoterol (400mcg/12mcg) via the Turbohaler dry powder inhaler. In the study, 1,810 patients were treated across 162 study centres globally (911 on FF/UMEC/VI and 899 on budesonide/formoterol).

The co-primary endpoints were: change from baseline in trough FEV1 and SGRQ total score after 24 weeks of treatment. Other endpoints included the effect of FF/UMEC/VI on the annual rate of moderate/severe exacerbations compared with budesonide/formoterol, and the safety profile of FF/UMEC/VI compared with budesonide/formoterol over 24 weeks and 52 weeks of treatment. To provide additional longer term safety data, a sub-set of 430 patients remained on blinded study treatment for up to a total of 52 weeks. Adverse events of particular interest included pneumonia and cardiovascular risk. Patient perspectives of efficacy and physical activity will also be evaluated for FF/UMEC/VI versus budesonide/formoterol.

About the ongoing clinical programme in COPD
In addition to FULFIL, the IMPACT (InforMing the PAthway of COPD Treatment) study, which began in 2014 and is expected to complete in 2017, is investigating whether FF/UMEC/VI can reduce the rate of exacerbations compared with two, once-daily dual therapies from GSK's existing portfolio: Relvar/Breo (FF/VI), an ICS/LABA combination and Anoro (UMEC/VI), a LAMA/LABA combination.

The closed triple combination of FF/UMEC/VI is not approved for use anywhere in the world.

About COPD
COPD is a disease of the lungs that includes chronic bronchitis, emphysema or both. COPD is characterised by obstruction to airflow that interferes with normal breathing. COPD is thought to affect 329 million people worldwide.

Long-term exposure to lung irritants that damage the lungs and the airways are usually the cause of COPD. Cigarette smoke, breathing in second hand smoke, air pollution, chemical fumes or dust from the environment or workplace can all contribute to COPD. Most people who have COPD are at least 40 years old when symptoms begin.

About Symbicort® Turbohaler® - http://www.medicines.org.uk/emc/medicine/11882

Innoviva - Innoviva is focused on bringing compelling new medicines to patients in areas of unmet need by leveraging its significant expertise in the development, commercialization and financial management of bio-pharmaceuticals. Innoviva's portfolio is anchored by the respiratory assets partnered with Glaxo Group Limited (GSK), including RELVAR®/BREO® ELLIPTA® and ANORO® ELLIPTA®, which were jointly developed by Innoviva and GSK. Under the agreement with GSK, Innoviva is eligible to receive associated royalty revenues from RELVAR®/BREO® ELLIPTA®, ANORO® ELLIPTA® and, if approved and commercialized, VI monotherapy, as well. In addition, Innoviva retains a 15 percent economic interest in future payments made by GSK for earlier-stage programs partnered with Theravance Biopharma, Inc., including the closed triple combination therapy for COPD. For more information, please visit Innoviva's website at www.inva.com.

GSK - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit www.gsk.com.

RELVAR®, BREO®, ANORO® and ELLIPTA® are trademarks of the GlaxoSmithKline group of companies. SYMBICORT® and TURBOHALER® are trademarks of AstraZeneca.

GSK enquiries:
UK Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Simon Steel	+44 (0) 20 8047 5502	(London)
	David Daley	+44 (0) 20 8047 5502	(London)
	Sarah Macleod	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Sarah Alspach	+1 202 715 1048	(Washington, DC)
	Sarah Spencer	+1 215 751 3335	(Philadelphia)
	Karen Hagens	+1 919 483 2863	(North Carolina)

Analyst/Investor enquiries:	Ziba Shamsi	+44 (0) 20 8047 5543	(London)
	Tom Curry	+ 1 215 751 5419	(Philadelphia)
	Gary Davies	+44 (0) 20 8047 5503	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

Innoviva, Inc. enquiries:
Investor Relations:	Eric d'Esparbes	+1 (650) 238-9605 investor.relations@inva.com	South San Francisco

GSK cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D 'Risk factors' in the company's Annual Report on Form 20-F for 2015.

Innoviva forward-looking statements
This press release contains certain "forward-looking" statements. Such forward-looking statements involve substantial risks, uncertainties and assumptions. Examples of such statements include statements relating to: the development, regulatory and commercial plans for closed triple combination therapy, the commercialization of RELVAR®/BREO® ELLIPTA® and ANORO® ELLIPTA® in the jurisdictions in which these products have been approved; the strategies, plans and objectives of the company (including the company's growth strategy and corporate development initiatives beyond the existing respiratory portfolio); the timing, manner, amount and planned growth of anticipated potential capital returns to stockholders (including, without limitation, statements regarding the company's expectations of future share purchases and future cash dividends); the status and timing of clinical studies, data analysis and communication of results; the potential benefits and mechanisms of action of product candidates; expectations for product candidates through development and commercialization; the timing of regulatory approval of product candidates; projections of revenue, expenses and other financial items; and risks related to the implementation of our share repurchase program as currently contemplated. These statements are based on the current estimates and assumptions of the management of Innoviva as of the date of this press release and are subject to risks, uncertainties, changes in circumstances, assumptions and other factors that may cause the actual results of Innoviva to be materially different from those reflected in the forward-looking statements. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include, among others, risks related to: lower than expected future royalty revenue from respiratory products partnered with GSK, delays or difficulties in commencing or completing clinical studies, the potential that results from clinical or non-clinical studies indicate product candidates are unsafe or ineffective, dependence on third parties to conduct its clinical studies, delays or failure to achieve and maintain regulatory approvals for product candidates, and risks of collaborating with third parties to discover, develop and commercialize products. Other risks affecting Innoviva are described under the headings "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in Innoviva's Annual Report on Form 10-K for the year ended December 31, 2015 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, which are on file with the Securities and Exchange Commission (SEC) and available on the SEC's website at www.sec.gov. Additional information will also be set forth in those sections of Innoviva's Quarterly Report on Form 10-Q for the quarter ended June 30, 2016, which will be filed with the SEC in the third quarter of 2016. In addition to the risks described above and in Innoviva's other filings with the SEC, other unknown or unpredictable factors also could affect Innoviva's results. No forward-looking statements can be guaranteed and actual results may differ materially from such statements. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Innoviva assumes no obligation to update its forward-looking statements on account of new information, future events or otherwise, except as required by law.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: June 20, 2016

By: VICTORIA WHYTE
----------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc